SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                  ---------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 1996.

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                           Commission File No. 1-13674

     A. Full title and address of the plan, if different from that of the issuer named below:

             Katz Media Corporation Savings and Profit Sharing Plan
                              125 West 55th Street
                            New York, New York 10019

                        Seltel, Inc. Profit Sharing Plan
                              125 West 55th Street
                            New York, New York 10019

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Katz Media Group, Inc.
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-6000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          KATZ MEDIA CORPORATION
                          SAVINGS AND PROFIT SHARING PLAN

                          By:      KATZ MEDIA GROUP, INC.
                                   (plan administrator)

                          By:      /s/ Richard E. Vendig
                                   -------------------------------------------
                                   Richard E. Vendig
                                   Senior Vice President
                                   Chief Financial & Administrative Officer


Dated:   October 29, 1997

Katz Media
Corporation
Savings and Profit
Sharing Plan
Financial Statements and
Supplemental Schedules
December 31, 1996 and 1995

Katz Media Corporation
Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules
December 31, 1996 and 1995
Index


                                                                          Page

Report of Independent Accountant                                           1

Statement of Net Assets Available for Benefits, with
   Fund Information as of December 31, 1996                                2

Statement of Net Assets Available for Benefits, with
   Fund Information as of December 31, 1995                                3

Statement of Changes in Net Assets Available for
   Benefits, with Fund Information for the
   Year Ended December 31, 1996                                            4

Statement of Changes in Net Assets Available for
   Benefits, with Fund Information for the
   Year Ended December 31, 1995                                            5

Notes to Financial Statements                                            6-14

Supplemental Schedules

  I. Form 5500, Item 27a-Schedule of Assets held for
     Investment Purposes as of December 31, 1996

 II. Form 5500, Item 27d-Schedule of Reportable
     Transactions for the Year Ended December 31, 1996

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of the Independent Accountants

October 14, 1997

To the Participants and Administrator of the Katz Media Corporation Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits, with fund information of the Katz Media Corporation Savings and Profit Sharing Plan (the Plan) as of December 31, 1996 and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the fair presentation of net assets of the Plan as of December 31, 1996, and changes in net assets for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We were also engaged to audit the financial statements of the Katz Media Corporation Savings and Profit Sharing Plan as of December 31, 1995 and for the year then ended. As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, investment assets held by Marine Midland Bank, N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's financial statements, except for comparing the information provided by the trustee, which is summarized in Note 6, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


Price Waterhouse LLP


Katz Media Corporation                                                                                                           2a
Savings and Profit Sharing Plan

Statement of Net Assets Available for Benefits, with Fund Information
As of December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                        Participant Directed
                       ------------------------------------------------------------------------------------------------------------
                                                                                      Invesco             Federated
                                              Income Plus         AIM Income         Industrial         Equity Income
                 Assets                           Fund               Fund            Income Fund            Fund

Investments, at fair value:
  Shares of registered
  Investment companies:
         Income Plus Fund                     $ 2,008,860
         AIM Income Fund                               --         $ 1,382,350
         Invesco Ind. Income Fund                      --                  --         $ 3,416,619
         Federated Equity Income                       --                  --                  --       $ 181,619
         Fidelity Magellan Fund                        --                  --                  --              --
         Fidelity Equity Growth                        --                  --                  --              --
         AIM Constellation Fund                        --                  --                  --              --
         Rembrandt International Fund                  --                  --                  --              --
         Rembrandt Global Fixed
         Income Fund                                   --                  --                  --              --

Katz Stock Fund                                        --                  --                  --              --

Loan Receivables                                       --                  --                  --              --
                                             ------------         -----------         -----------     -----------

         Total investments                       2,008,860          1,382,350           3,416,619         181,619
                                              ------------        -----------         -----------     -----------

Receivables:
  Employer's contributions                          31,435             30,008              86,933           4,456
  Participants' contributions                        2,475              3,758               9,882             498
                                              ------------         ----------          ----------     -----------

         Total receivables                          33,910             33,766              96,815           4,954
                                              ------------         ----------          ----------     -----------

         Total assets                            2,042,770          1,416,116           3,513,434         186,573
                                              ------------         ----------          ----------     -----------

Liabilities

Accumulated discrimination refunds

payable                                           (13,518)             (6,090)            (32,435)         (1,943)
                                             -------------         ----------          ----------     -----------

         Total liabilities                        (13,518)             (6,090)            (32,435)         (1,943)
                                             -------------         ----------          ----------     -----------

Net assets available for benefits            $   2,029,252         $1,410,026         $ 3,480,999      $  184,630
                                              ============          =========          ==========      ==========




The accompanying notes are an integral part of these financial statements.




Katz Media Corporation                                                                                                           2b
Savings and Profit Sharing Plan

Statement of Net Assets Available for Benefits, with Fund Information
As of December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                        Participant Directed
                       ------------------------------------------------------------------------------------------------------------
                                                                                                  AIM             Rembrandt
                                                      Fidelity         Fidelity Equity       Constellation      International
                 Assets                            Magellan Fund         Growth Fund              Fund               Fund

Investments, at fair value:
  Shares of registered
  Investment companies:
         Income Plus Fund
         AIM Income Fund
         Invesco Ind. Income Fund
         Federated Equity Income
         Fidelity Magellan Fund                    $ 20,007
         Fidelity Equity Growth                          --           $ 4,766,735
         AIM Constellation Fund                          --                    --         $ 6,191,396
         Rembrandt International Fund                    --                    --                  --        $ 1,527,873
         Rembrandt Global Fixed
         Income Fund                                     --                    --                  --                 --

Katz Stock Fund                                          --                    --                  --                 --

Loan Receivables                                         --                    --                  --                 --
                                                -----------            ----------          ----------         ----------

         Total investments                           20,007             4,766,735           6,191,396          1,527,873
                                                -----------            ----------          ----------         ----------

Receivables:
  Employer's contributions                               --               171,879             213,666             54,538
  Participants' contributions                            --                20,527              23,867              5,027
                                                -----------            ----------          ----------         ----------

         Total receivables                               --               192,406             237,533             59,565
                                                -----------            ----------          ----------         ----------

         Total assets                               20,007              4,959,141           6,428,929          1,587,438
                                                -----------            ----------          ----------         ----------

Liabilities

Accumulated discrimination refunds

payable                                                  --               (71,479)            (93,233)           (20,428)
                                                 ----------           -----------         -----------        -----------

         Total liabilities                               --               (71,479)            (93,233)           (20,428)
                                                 ----------           -----------         -----------        -----------

Net assets available for benefits               $    20,007           $ 4,887,662         $ 6,335,696        $ 1,567,010
                                                 ==========            ==========          ==========         ==========


The accompanying notes are an integral part of these financial statements.



Katz Media Corporation                                                                                                           2c
Savings and Profit Sharing Plan

Statement of Net Assets Available for Benefits, with Fund Information
As of December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Participant Directed
                       ------------------------------------------------------------------------------------------------------------

                                                   Rembrandt
                                                  Global Fixed       Katz Stock          Loan
                 Assets                             Income              Fund          Receivables        Totals

Investments, at fair value:
  Shares of registered
  Investment companies:
         Income Plus Fund                                                                             $ 2,008,860
         AIM Income Fund                                                                                1,382,350
         Invesco Ind. Income Fund                                                                       3,416,619
         Federated Equity Income                                                                          181,619
         Fidelity Magellan Fund                                                                            20,007
         Fidelity Equity Growth                                                                         4,766,735
         AIM Constellation Fund                                                                         6,191,396
         Rembrandt International Fund                                                                   1,527,873
         Rembrandt Global Fixed                                                                                --
         Income Fund                               $   49,617                                             49,617

Katz Stock Fund                                            --         $ 14,037                            14,037

Loan Receivables                                           --               --       $ 1,534,880       1,534,880
                                                   ----------       ----------       -----------       ---------

         Total investments                             49,617           14,037         1,534,880      21,093,997
                                                   ----------       ----------       -----------      ----------

Receivables:
  Employer's contributions                              2,706            3,971                --         599,592
  Participants' contributions                             425              362                --          66,821
                                                   ----------        ---------       -----------      ----------

         Total receivables                              3,131            4,333                --         666,413
                                                   ----------        ---------       -----------      ----------

         Total assets                                  52,748           18,370         1,534,880      21,760,406
                                                   ----------        ---------       -----------      ----------

Liabilities

Accumulated discrimination refunds                                                            --        (240,182)
                                                                                     -----------     -----------
payable                                                  (733)            (323)
                                                  -----------       ----------

         Total liabilities                               (733)            (323)               --        (240,182)
                                                  -----------       ----------       -----------     -----------

Net assets available for benefits                $     52,015       $   18,047       $ 1,534,880     $21,520,224
                                                   ==========        =========        ==========      ==========




The accompanying notes are an integral part of these financial statements


Katz Media Corporation
Savings and Profit Sharing Plan                                                                                                  3a

Statement of Net Assets Available for Benefits
As of December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Participant Directed
                       ------------------------------------------------------------------------------------------------------------

                                      AIM             AIM         Fidelity       Fidelity           AIM         Fidelity
                                 Money Market       Income         Puritan       Magellan      Constellation    Overseas
                                      Fund           Fund           Fund           Fund            Fund           Fund
Assets

Investments, at fair value:
    Shares of registered
     investment companies:
        AIM Money Market Fund    $  1,069,611
        AIM Income Fund                     -       $ 1,295,084
        Fidelity Puritan Fund               -                 -   $ 2,940,804
        Fidelity Magellan Fund              -                 -             -    $ 4,264,575
        AIM Constellation Fund              -                 -             -              -   $ 4,727,804
        Fidelity Overseas Fund              -                 -             -              -             -       $1,251,716
Katz Bond Fund                              -                 -             -              -             -                -
Loan Receivables                            -                 -             -              -             -                -
                                 ------------       -----------   -----------    -----------   -----------       ----------
            Total investments       1,069,611         1,295,084     2,940,804      4,264,575     4,727,804        1,251,716
                                 ------------       -----------   -----------    -----------   -----------       ----------
Receivables:
   Employer's contributions            28,684            35,891       100,778        177,469       207,396           60,600
   Participants' contributions          6,247             9,463        26,280         41,953        48,489           12,748
                                 ------------       -----------   -----------    -----------   -----------       ----------
            Total receivables          34,931            45,354       127,058        219,422       255,885           73,348

             Total assets           1,104,542         1,340,438     3,067,862      4,483,997     4,983,689        1,325,064

Liabilities

Accumulated discrimination refunds
payable                                (4,798)           (4,313)      (25,638)        (57,948)     (77,092)         (21,461)
Trustee fees payable                   (1,452)           (1,505)       (2,566)         (3,480)      (3,858)          (1,495)
                                 ------------       -----------   -----------    -----------   -----------       ----------
        Total liabilities              (6,250)           (5,818)      (28,204)        (61,428)     (80,950)         (22,956)
                                 ------------       -----------   -----------    -----------   -----------       ----------
Net assets available for benefits $ 1,098,292       $ 1,334,620   $ 3,039,658    $ 4,422,569   $ 4,902,739       $1,302,108
                                 ------------       -----------   -----------    -----------   -----------       ----------
                                 ------------       -----------   -----------    -----------   -----------       ----------


Katz Media Corporation
Savings and Profit Sharing Plan                                                                                                  3b

Statement of Net Assets Available for Benefits
As of December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Participant Directed
                       ------------------------------------------------------------------------------------------------------------

                                   Katz
                                   Bond              Loan
                                  Fund          Receivables               Total
Assets

Investments, at fair value:
    Shares of registered
     investment companies:
        AIM Money Market Fund                                            $ 1,069,611
        AIM Income Fund                                                    1,295,084
        Fidelity Puritan Fund                                              2,940,804
        Fidelity Magellan Fund                                             4,264,575
        AIM Constellation Fund                                             4,727,804
        Fidelity Overseas Fund                                             1,251,716
Katz Bond Fund                     $ 761,685                                 761,685
Loan Receivables                           -    $  1,413,056               1,413,056
                                   ---------    ------------              ----------
            Total investments        761,685       1,413,056              17,724,335
                                   ---------    ------------              ----------
Receivables:
   Employer's contributions                -               -                 610,818
   Participants' contributions             -               -                 145,180
                                   ---------    ------------              ----------
            Total receivables              -               -                 755,998

             Total assets            761,685       1,413,056              18,480,333

Liabilities

Accumulated discrimination refund
payable                                    -               -                (191,250)
Trustee fees payable                       -               -                 (14,356)
                                   ---------    ------------              ----------
        Total liabilities                  -               -                (205,606)
                                   ---------    ------------              ----------
Net assets available for benefits  $ 761,685    $ 1,413,056               $ 18,274,727
                                   ---------    ------------              ----------
                                   ---------    ------------              ----------





Katz Media Corporation                                                                                                           4a
Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                            Fidelity         Invesco
                                       AIM Money        Income Plus       AIM Income        Puritan         Industrial
                                         Fund              Fund              Fund            Fund              Fund

Additions:
Investment income:
     Interest                                           $    65,139       $   71,604
     Interest-loans                                           7,169            6,273                        $  19,789
     Dividends                                                    -                -                          368,794
     Net appreciation (depreciation)
       in fair value of investments                               -           19,410                          148,241
Loan principal repayments                                    24,996           19,646                           73,410

Contributions:
     Employer's                                              31,435           30,008                           86,933
     Participants'                                          139,665          133,665                          395,175
     Rollovers                                                2,849            9,658                            2,657
                                      -------------     -----------      -----------        -----------     ---------

     Total additions                                        271,253          290,264                        1,094,999
                                      -------------     -----------      -----------        -----------     ---------


Deductions:
     Benefit payments                                      (198,863)        (105,135)                        (360,348)
     Loan distributions                                    (132,118)         (19,533)                        (112,161)
                                      -------------     -----------      -----------        -----------     ---------

          Total deductions                                 (330,981)        (124,668)                        (472,509)
                                      -------------     -----------      -----------        -----------     ---------


Interfund transfers                                         990,688          (90,190)                        (181,149)
Transfer of assets                    $  (1,098,292)      1,098,292                -        $(3,039,658)    3,039,658

      Net increase/(decrease)            (1,098,292)      2,029,252           75,406         (3,039,658)    3,480,999
                                      -------------     -----------      -----------        -----------     ---------

Net asset available for benefits
     Beginning of year                    1,098,292               -        1,334,620          3,039,658             -
                                      -------------     -----------      -----------        -----------     ---------
End of year                           $          -      $ 2,029,252      $ 1,410,026        $         -     $3,480,999
                                      -------------     -----------      -----------        -----------     ---------
                                      -------------     -----------      -----------        -----------     ---------


The accompanying notes are an integral part of these financial statements.


Katz Media Corporation                                                                                                           4b
Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                          Federated        Fidelity      Fidelity            AIM               Rembrandt
                                            Equity         Magellan      Equity          Constellation       International
                                             Fund            Fund         Growth             Fund                 Fund

Additions:
Investment income:
     Interest
     Interest-loans                        $   1,032        $  12,407     $  13,391       $   38,238          $   7,905
     Dividends                                 5,819          690,179        19,216          209,628             19,936
     Net appreciation (depreciation)
       in fair value of investments            9,379         (569,422)       65,338          595,773            105,093
Loan principal repayments                        849           42,557        47,419          113,345             18,263

Contributions:
     Employer's                                4,457                -       171,879          213,666             54,538
     Participants'                            12,461          415,077       375,584          955,789            263,148
     Rollovers                                 3,565           23,611         5,294           33,293              8,529
                                          ----------      -----------    ----------      -----------         ----------

     Total additions                          37,562          614,409       698,121        2,159,732            477,412
                                          ----------      -----------    ----------      -----------         ----------


Deductions:
     Benefit payments                         (1,942)        (283,062)     (325,487)        (645,975)          (179,672)
     Loan distributions                         (711)         (17,925)      (56,660)        (169,887)           (19,460)
                                          ----------      -----------    ----------      -----------         ----------

          Total deductions                    (2,653)        (300,987)     (382,147)        (815,862)          (199,132)
                                          ----------      -----------    ----------      -----------         ----------


Interfund transfers                          149,721       (4,715,984)    4,571,688           89,087            (13,378)
Transfer of assets                                 -                -             -                -          1,302,108

      Net increase/(decrease)                184,630       (4,402,562)    4,887,662        1,432,957          1,567,010
                                          ----------      -----------    ----------      -----------         ----------

Net asset available for benefits
     Beginning of year                             -        4,422,569             -        4,902,739                  -
                                          ----------      -----------    ----------      -----------         ----------
End of year                               $  184,630      $    20,007    $4,887,662      $ 6,335,696         $1,567,010
                                          ----------      -----------    ----------      -----------         ----------
                                          ----------      -----------    ----------      -----------         ----------


The accompanying notes are an integral part of these financial statements.


Katz Media Corporation                                                                                                           4c
Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                               Rembrandt        Fidelity         Katz          Katz
                                             Global Fixed       Overseas         Bond          Stock            Loan
                                                Income            Fund           Fund          Fund          Receivables

Additions:
Investment income:
     Interest                                                                    $  56,040
     Interest-loans                           $    731                                   -      $   155
     Dividends                                   2,816                                   -            -
     Net appreciation (depreciation)
       in fair value of investments                359                              30,806       (1,213)
Loan principal repayments                        1,559                                   -          428       $(342,472)

Contributions:
     Employer's                                  2,706                                   -        3,971               -
     Participants'                               7,392                                   -        3,469               -
     Rollovers                                   1,358                                   -          547               -
                                             ---------         ----------        ---------    ---------       ---------

     Total additions                            16,921                              86,846        7,357        (342,472)
                                             ---------         ----------        ---------    ---------       ---------


Deductions:
     Benefit payments                             (754)                               (138)        (323)        (65,208)
     Loan distributions                           (947)                                  -         (102)        529,504
                                             ---------         ----------        ---------    ---------       ---------

          Total deductions                      (1,701)                               (138)        (425)        464,296
                                             ---------         ----------        ---------    ---------       ---------


Interfund transfers                             36,795                            (848,393)      11,115               -
Transfer of assets                                   -         $(1,302,108)              -            -               -

      Net increase/(decrease)                   52,015          (1,302,108)       (761,685)      18,047         121,824
                                             ---------         ----------        ---------    ---------       ---------

Net asset available for benefits
     Beginning of year                               -           1,302,108         761,685            -       1,413,056
                                             ---------         ----------        ---------    ---------       ---------
End of year                                  $  52,015         $        -        $       -    $  18,047      $1,534,880
                                             ---------         ----------        ---------    ---------       ---------
                                             ---------         ----------        ---------    ---------       ---------


The accompanying notes are an integral part of these financial statements.

Katz Media Corporation                                                                                                           4d
Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------


                                             Totals


Additions:
Investment income:
     Interest                                $ 192,783
     Interest-loans                            107,090
     Dividends                               1,316,388
     Net appreciation (depreciation)
       in fair value of investments            403,764
Loan principal repayments                            -

Contributions:
     Employer's                                599,593
     Participants'                           2,701,425
     Rollovers                                  91,361
                                             ---------

     Total additions                         5,412,404
                                             ---------


Deductions:
     Benefit payments                       (2,166,907)
     Loan distributions                              -
                                             ---------

          Total deductions                  (2,166,907)
                                             ---------


Interfund transfers                                  -
Transfer of assets                                   -

      Net increase/(decrease)                3,245,497
                                             ---------

Net asset available for benefits
     Beginning of year                      18,274,727
                                             ---------
End of year                                $21,520,224
                                             ---------
                                             ---------


The accompanying notes are an integral part of these financial statements.




Katz Media Corporation                                                                                                           5a
Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------


                                      AIM            AIM          Fidelity       Fidelity          AIM          Fidelity
                                 Money Market       Income         Puritan       Magellan      Constellation     Overseas
                                     Fund            Fund           Fund           Fund            Fund            Fund

Additions:
Investment income:
     Interest                    $   57,927         $  9,031      $   22,016     $   21,715    $    32,463        $   7,529
     Dividends                            -           97,316          80,191         25,418            -             14,151
     Collective Fund Income           1,917            1,357           2,315          3,460          3,409            1,836
     Net appreciation in fair
       value of investments               -          152,087         436,506        970,243      1,089,927           88,542
Loan principal repayments            24,793           23,129          80,434         83,570         97,249           25,209

Contributions:
     Employer's                      40,534           36,275          86,265        178,891        201,590           63,607
     Participants'                  160,341          170,887         457,743        755,082        881,917          304,652
     Rollover                         7,518           41,698          76,766        119,302        109,764           68,403
                                 ----------         --------      ----------     ----------    -----------        ---------

     Total additions                293,030          531,780       1,242,236      2,157,681      2,416,319          573,929
                                 ----------         --------      ----------     ----------    -----------        ---------
Deductions:
     Benefit payments               (98,893)        (213,086)       (332,716)      (469,357)      (528,352)        (162,417)
     Loan distributions             (33,158)         (70,902)       (165,785)      (216,847)      (300,328)         (59,705)
     Administration fees             (4,836)          (5,005)         (7,826)       (10,428)       (11,512)          (4,944)
                                 ----------         --------      ----------     ----------    -----------        ---------
     Total deductions              (136,887)        (288,993)       (506,327)      (696,632)      (840,192)        (227,066)
                                 ----------         --------      ----------     ----------    -----------        ---------
Interfund transfers                (191,602)        (135,225)       (143,074)       252,537        251,695          (25,249)
                                 ----------         --------      ----------     ----------    -----------        ---------
        Net increase/(decrease)     (35,459)         107,562         592,835      1,713,586      1,827,822          321,614
                                 ----------         --------      ----------     ----------    -----------        ---------
Net asset available for benefits
     Beginning of year            1,133,751        1,227,058       2,446,823      2,708,983      3,074,917          980,494
                                 ----------         --------      ----------     ----------    -----------        ---------
     End of year                 $1,098,292       $1,334,620      $3,039,658     $4,422,569    $ 4,902,739       $1,302,108
                                 ----------         --------      ----------     ----------    -----------        ---------
                                 ----------         --------      ----------     ----------    -----------        ---------

The accompanying notes are an integral part of these financial statements.


Katz Media Corporation                                                                                                           5b
Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------


                                    Katz
                                    Bond            Loan
                                    Fund         Receivables           Total

Additions:
Investment income:
     Interest                         $ 71,400                          $   222,081
     Dividends                               -                              217,076
     Collective Fund Income              7,390                               21,684
     Net appreciation in fair
       value of investments             16,800                            2,754,105
Loan principal repayments                    -    $  (334,384)                    -

Contributions:
     Employer's                              -              -               607,162
     Participants'                           -              -             2,730,622
     Rollover                                -              -               423,451
                                      --------    -----------          ------------

     Total additions                    95,590       (334,384)            6,976,181
                                      --------    -----------          ------------
Deductions:
     Benefit payments                  (21,216)       (27,110)           (1,853,147)
     Loan distributions                      -        846,725                     -
     Administration fees                     -              -               (44,551)
                                      --------    -----------          ------------
     Total deductions                  (21,216)       819,615            (1,897,698)
                                      --------    -----------          ------------
Interfund transfers                     (9,082)             -                     -
                                      --------    -----------          ------------
        Net increase/(decrease)         65,292        485,231             5,078,483
                                      --------    -----------          ------------
Net asset available for benefits
     Beginning of year                 696,393        927,825            13,196,244
                                      --------    -----------          ------------
     End of year                      $761,685    $ 1,413,056          $ 18,274,727
                                      --------    -----------          ------------
                                      --------    -----------          ------------

The accompanying notes are an integral part of these financial statements.


Katz Media Corporation                                                        6
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
-------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the Katz Media Corporation Savings and Profit Sharing Plan (the "Plan") provides general information about the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering eligible employees of Katz Media Group, Inc. and its wholly owned subsidiaries Katz Media Corporation, Christal Radio Sales, Inc., Eastman Radio Sales, Inc., Millennium Marketing, Inc. and Banner Radio Sales, Inc. (collectively, the "Company"). Employees with greater than six months of credited service, as defined by the Plan agreement, are eligible for participation with respect to both participant and employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Administration
     The Plan is administered by the Administrative Committee of Katz Media Group, Inc. (the "Committee"). The Committee has the authority to control and manage the operations and administration of the Plan. All administrative expenses are borne by the Company. In the prior year Trustee fees were paid by the Plan. Effective January 1, 1996, LaSalle National Bank, N.A. ("LaSalle") was appointed Trustee of the Plan replacing Marine Midland Bank, N.A. Investment decisions are made by the Plan's investment managers. Their activities are monitored by members of the Committee. The Plan's investment managers include the AIM Family of Funds and Fidelity Institutional Retirement Services Company. Effective January 1, 1996, the Committee appointed LaSalle, Federated Investors, Rembrandt Funds and Invesco Funds as additional investment managers to further diversify the Plan's investment strategy.

     Contributions
     Participants may elect to contribute up to 12% of their annual compensation to the Plan. The Board of Directors (the "Board") authorizes the employer's matching contribution made to the Plan. Effective January 1, 1994, the first $200 of a participant's contributions are matched 100% and the remaining balance of the first 6% of each participant's compensation is matched at 25%. Investment of all contributions are participant directed. For 1996 and 1995, the maximum permissible annual 401(k) deferred salary contribution per participant was $9,500 and $9,240, respectively. The Company may make additional contributions out of the net profits of the Company to the Plan. Any additional contributions made by the Company will be determined each year by the Board. No additional contributions were made to the Plan for 1996 and 1995. All contributions are subject to certain limitations.

Katz Media Corporation                                                        7
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
-------------------------------------------------------------------------------

     Participant's Accounts
     Each participant's account is credited with the participant's contributions and an allocation of the employer contribution and investment earnings. Allocations of earnings are based on average account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Employee and employer contributions, plus actual earnings thereon, are 100% vested at all times, except for the additional contributions made, if any, out of the net profits of the Company. Participants become 100% vested in funds allocated to the profit sharing portion of their account if they are employed by the Company on or after their 65th birthday, incur a disability or die while employed by the Company, or have at least 5 years of credited service with the Company.

     Plan Termination
     Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. If the Plan is terminated or if the Company completely discontinues contributions under the Plan, those participants who are employees at the effective date of the Plan's termination will become fully vested.

     Participant Loans
     Pursuant to the Plan, participants may obtain loans from previously made employee contributions. Plan participants are eligible for loans which are not to exceed the lesser of 50% of the participant's total vested interest in the Plan, or $50,000 reduced by the excess of (i) the participant's highest outstanding loan balance from all plans during the one-year period ending on the day before the date the loan is made, over (ii) the participant's outstanding loan on the date the loan is made. Disbursements to participants for loans are treated as a loan distribution from the investment fund to the Loan Receivables fund. Principal payments from participants are treated as repayments from the Loan Receivables fund to the investment fund. Loan terms are up to 5 years for general purposes or up to 20 years (for the purchase of a primary residence). The loans are secured by the balance in the participants' account and bear interest at a rate determined by the Committee at the time the loan is made. For 1996 and 1995, interest was applied at 1% above the Prime Rate. Interest rates on loans outstanding range from 7.0% to 10.5% for 1996 and 1995. Principal and interest is paid through periodic payroll deductions.

     Payment of Benefits
     On termination of service, a participant may receive a lump-sum amount equal to the value of their account.

Katz Media Corporation                                                        8
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
-------------------------------------------------------------------------------

     Investment Options
     Effective January 1, 1996, the Committee approved the addition of six new fund options to the Plan. In addition, the Fidelity Magellan Fund was replaced with the Fidelity Equity Growth Fund. The company also added the Katz Stock Fund. Participant balances were transferred to the new funds in accordance with participant's election percentages.

     Upon enrollment in the plan, a participant may direct contributions in any of the nine investment options:

     o LaSalle Income Plus Fund - funds are invested in shares of the bank's commingled funds which invests in commercial paper and U.S. Treasury bills.

     o AIM Income Fund - funds are invested in shares of a registered investment company which invests in corporate and U.S. government bonds.

     o Invesco Industrial Income Fund - funds are invested in shares of a registered investment company which invests in common stocks and corporate bonds.

     o Federated Equity Income Fund - funds are invested in shares of a registered investment company which invests at least 65% of its assets in income producing securities.

     o Fidelity Equity Growth Fund - funds are invested in shares of a registered investment company which invests in common stocks of both large and small domestic and foreign corporations.

     o AIM Constellation Fund - funds are invested in shares of a registered investment company which invests primarily in the common stocks of medium or small-size domestic corporations.

     o Rembrandt International Equity Growth fund - funds are invested in shares of a registered investment company which invests at least 65% of its assets in stocks of corporations outside of North America.

     o Rembrandt Global Fixed-Income Fund - funds are invested in bonds and debentures of worldwide issuers.

     o    Katz Stock Fund - Invests in Katz Media Group Common Stock.


     Participants may change their investment option at any time using a toll-free 800 number. Prior to 1996, participants could only change their investment options at the beginning of each month using manual forms.

Katz Media Corporation                                                        9
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
-------------------------------------------------------------------------------

     During 1992, Katz Media Corporation issued Senior Subordinated Notes (at 12.75%, due 2002) and gave employees the option to purchase these bonds with money from their other funds in the Plan. In 1995 the Company repurchased these bonds through a Tender Offer and this fund was terminated.

2.   Significant Accounting Policies

     Basis of Accounting
     The financial statements have been prepared on the accrual basis of accounting.

     Investment and valuation and income recognition
     The Plan's investments are stated at fair value except for the LaSalle Income Plus Fund. This fund is valued at cost, which approximates fair value, due to the short term maturities of the investments comprising the fund. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Loan receivables are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

     Benefit obligations
     Benefits are recorded when paid.

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                          December 31, 1996

         Net assets available for benefits per financial statements                       $   21,520,224
         Amounts allocated to withdrawing participants                                          (134,089)
                                                                                          --------------
         Net assets available for benefits per Form 5500                                  $   21,386,135
                                                                                          --------------
                                                                                          --------------


                                                                                          December 31, 1995

          Net assets available for benefits per financial statements                      $   18,274,727
          Amounts allocated to withdrawing participants                                         (299,914)
                                                                                          --------------
          Net assets available for benefits per Form 5500                                 $   17,974,813
                                                                                          --------------
                                                                                          --------------


Katz Media Corporation                                                       10
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
-------------------------------------------------------------------------------




     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                Year Ended
                                                                             December 31, 1996


         Benefits paid to participants per the financial statements            $  2,166,907
         Add: Amounts allocated to withdrawing participants
         at December 31, 1996                                                       134,089
                                                                               ------------
         Benefits paid to participants per the Form 5500                       $  2,300,996
                                                                               ------------
                                                                               ------------


                                                                                Year Ended
                                                                             December 31, 1995


         Benefits paid to participants per the financial statements            $  1,853,147
         Add: Amounts allocated to withdrawing participants
         at December 31, 1995                                                       299,914
                                                                               ------------
         Benefits paid to participants per the Form 5500                       $  2,153,061
                                                                               ------------
                                                                               ------------


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

     During 1995 certain employees of the Company were transferred to the National Cable Corporation ("NCC"), a joint venture of the Company. The following amounts were transferred to NCC Savings Plan. These amounts are included in benefits paid to participants on the financial statements.

     AIM Money Market Fund                         $ 1,398
     AIM Income Fund                                 1,604
     Fidelity Puritan Fund                           4,851
     Fidelity Magellan Fund                          4,245
     AIM Constellation Fund                          6,351
     Fidelity Overseas Fund                          6,191
                                                   -------
                                                   $24,640
                                                   -------
                                                   -------

Katz Media Corporation                                                       11
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
-------------------------------------------------------------------------------

     Net appreciation (depreciation) in fair value of investments
     Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses. Realized and unrealized gains and losses on Plan assets are based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. The allocation of the net appreciation (depreciation) in fair value of investments to the respective fund balances are as follows:


                                                                     December 31, 1996

                                                 Realized                  Unrealized
                                               Gain (Loss),               Appreciation
                                                    Net                  (Depreciation)                Net
                                               ------------              --------------           ------------

      AIM Income Fund*                         $    (6,201)              $     25,611             $   19,410
      Invesco Ind. Income Fund*                     26,444                    121,797                148,241
      Federated Equity Income*                       3,847                      5,532                  9,379
      Fidelity Magellan Fund*                     (571,185)                     1,763               (569,422)
      Fidelity Equity Growth*                       (7,561)                    72,899                 65,338
      AIM Constellation Fund*                       88,360                    507,413                595,773
      Rembrandt International*                     (18,880)                   123,973                105,093
      Rembrandt Global Fix*                          1,258                      (899)                    359
      Katz Stock Fund*                                   -                    (1,213)                 (1,213)
      Katz Bond Fund*                               30,806                         -                  30,806
                                               ------------              --------------           ------------
                                               $  (453,112)             $    856,876        $        403,764
                                               ------------              --------------           ------------
                                               ------------              --------------           ------------

*Party-in-interest


Katz Media Corporation                                                                                          12
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
------------------------------------------------------------------------------------------------------------------


                                                                       December 31, 1995

                                                Realized                   Unrealized
                                              Gain (Loss),                Appreciation
                                                   Net                   (Depreciation)                Net
                                              ------------               --------------            ----------

      AIM Income Fund*                        $   (40,435)               $   192,522               $   152,087
      Fidelity Puritan Fund*                      164,224                    272,282                   436,506
      Fidelity Magellan Fund*                     251,267                    718,976                   970,243
      AIM Constellation Fund*                     190,785                    899,142                 1,089,927
      Fidelity Overseas Fund*                      25,699                     62,843                    88,542
      Katz Bond Fund*                                   -                     16,800                    16,800

                                              $   591,540               $  2,162,565               $ 2,754,105

      *Party-in-interest


     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of total additions and deductions in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

3.   Tax Status of Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated May 15, 1995, that the Plan, as amended, is tax qualified in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.   Additional Information

     Based on information provided and certified by the Trustee, the Plan had no lease commitments, leases in default, loans or fixed income obligations in default or deemed uncollectible, or other party-in-interest transactions, not already disclosed, during the years ended December 31, 1996 and 1995.

5.   Rollovers

     Other receipts of $91,362 and $423,451 received by the Plan in 1996 and 1995, respectively, primarily consisted of participant rollovers from other plans.

Katz Media Corporation                                                       13
Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
-------------------------------------------------------------------------------

6.   Information Certified by the Trustee

     As permitted by Section 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, certain information prepared and certified by a bank which is regulated, supervised and subject to periodic examination by a state or federal agency need not be audited. For the year ended December 31, 1995, the Plan administrator received such certification as to the cost and the market value of the Plan's portfolio, interest income, dividend income and the cost and market value of all Plan transactions. Similar certification was received for the Plan year ended December 31, 1996. However, the inclusion of the Katz Stock Fund as an investment option for 1996 subjects the Plan to Securities and Exchange Commission reporting requirements which preclude the limited scope audit exemption for 1996.


7.   Accumulated Discrimination Payments

     Accumulated discrimination payments due to participants of $240,181 and $191,250 for 1996 and 1995, respectively, represents amounts refunded to highly compensated employees in order for the Plan to be in compliance with ERISA guidelines.

8.   Investments

     The fair market value of investments that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995, is as follows:


                                            Total number                         Total number
      Fund                                    of units           1996              of units          1995

      LaSalle Income Plus Fund              2,008,860         $ 2,008,860
      AIM Money Market Fund                         -                   -         1,097,763       $ 1,069,611
      AIM Income Fund                         167,761           1,382,350           158,083         1,334,620
      Invesco Ind. Income Fund                253,835           3,416,619                 -                 -
      Fidelity Megallan Fund                        -                   -            48,116         4,264,575
      Fidelity Puritan Fund                         -                   -           166,109         2,940,804
      Fidelity Overseas Fund                        -                   -            43,637         1,251,716
      Fidelity Equity Growth Fund             113,467           4,766,735                 -                 -
      AIM Constellation Fund                  245,107           6,191,396           204,979         4,727,804
      Rembrandt Int'l Fund                     96,518           1,527,873                 -                 -


     Reference is made to the attached Schedule of Assets Held for Investment Purposes for further information on investments.

Katz Media Corporation                                                       14
Savings and Profit Sharing Plan

Form 5500, Item 27A - Schedule of Assets
Held for Investment Purposes
As of December 31, 1996
-------------------------------------------------------------------------------

9.   Subsequent Events

     Effective August 1, 1997 the Seltel, Inc. Profit Sharing Plan merged with and into the Katz Media Group Savings and Profit Sharing Plan. The Committee elected to increase the Company match to 50% of the employee's contribution up to 5% of total compensation. The Plan also changed the vesting of the company contribution. Employees hired prior to March 1997 will remain 100% vested immediately, in the Company match. Employees hired subsequent to March 1, 1997 will vest in the Company match based on a five year vesting schedule. The Plan also made changes to the investment options which took place concurrently with the merger of the Plans.



Katz Media Corporation
Savings and Profit Sharing Plan

Form 5500, Item 27A - Schedule of Assets
Held for Investment Purposes
As of December 31, 1996                                                                      Schedule I



                                                                                               Market
                                                                                Cost            Value


      LaSalle National Trust           LaSalle Income Plus Fund*                 $ 2,008,860    $ 2,008,860
      LaSalle National Trust           AIM Income Fund*                            1,356,739      1,382,350
      LaSalle National Trust           Invesco Ind. Income Fund*                   3,294,821      3,416,619
      LaSalle National Trust           Federated Equity Income Fund*                 176,084        181,619
      LaSalle National Trust           Fidelity Magellan Fund*                        18,244         20,007
      LaSalle National Trust           Fidelity Equity Growth Fund*                4,693,836      4,766,735
      LaSalle National Trust           AIM Constellation Fund*                     5,683,984      6,191,396
      LaSalle National Trust           Rembrandt International Fund*               1,403,900      1,527,873
      LaSalle National Trust           Rembrandt Global Fixed Inc*                    50,516         49,617
      LaSalle National Trust           Katz Stock Fund*                               15,250         14,037
      LaSalle National Trust           Loans Receivable                                    -      1,534,880
                                                                                 -----------    -----------
                                                                                 $18,702,234    $21,093,993
                                                                                 -----------    -----------
                                                                                 -----------    -----------


*Party-in-interest


Katz Media Corporation
Savings and Profit Sharing Plan

EIN: 13-0904500
Form 5500, Item 27-d
Schedule of Reportable Transactions
For the Year Ended December 31, 1996                                                                                   Schedule IIa
-----------------------------------------------------------------------------------------------------------------------------------



                                                             Number of          Purchase           Selling            Cost of
Party Involved        Description of Assets                 Transactions          Price             Price             Assets

Single Transaction
------------------
LaSalle National Trust Pooled Trust Fund                          1             $ 1,110,822                           $ 1,110,822
LaSalle National Trust Rembrandt Treasury MMK                     1               4,303,853                             4,303,853
LaSalle National Trust Rembrandt Treasury MMK                     1                                1,079,258            1,079,258
LaSalle National Trust Rembrandt Treasury MMK                     1                                2,947,059            2,947,059
LaSalle National Trust Rembrandt Treausry MMK                     1               1,157,736                             1,157,736
LaSalle National Trust Fidelity Advisor Ser I                     1                                                     4,520,484
LaSalle National Trust Fidelity Magellan Fund                     1                                4,500,171            5,028,397
LaSalle National Invesco INDL Income FD                           1               2,947,059                             2,947,059
LaSalle National Trust Rembrandt Int'l Equity Fund                1               1,246,460                             1,246,460

Series Transactions
 in Same Security
-------------------

LaSalle National Trust AIM Equity FDS Inc.                      145             $ 2,520,016                           $ 2,520,016
LaSalle National Trust AIM Equity FDS Inc.                      120                                1,749,088            1,626,801
LaSalle National Trust Fidelity Advisor Ser I                   105               5,276,620                             5,276,620
LaSalle National Trust Fidelity Advisor Ser I                    91                                  591,876              600,492
LaSalle National Trust Fidelity Magellan Fund                    27               1,544,583                             1,544,583
LaSalle National Trust Fidelity Magellan Fund                    24                                5,100,185            5,663,063
LaSalle National Trust Invesco INDL Income FD                   110               3,790,445                             3,790,445
LaSalle National Trust Invesco INDL Income FD                   122                                  844,747              817,936
LaSalle National Trust Rembrandt Int'l Equity Fund              111              2,130,352                              2,130,352
LaSalle National Trust Rembrandt Int'l Equity Fund               75                                  711,014              690,405
LaSalle National Trust Pooled Trust Fund                        106              3,227,704                              3,227,704
LaSalle National Trust Pooled Trust Fund                         76                                  648,284              648,284
LaSalle National Trust Rembrandt Treasury MMK                    78              9,288,747                              9,288,747
LaSalle National Trust Rembrandt Treasury MMK                    71                                9,288,747            9,288,747

Katz Media Corporation
Savings and Profit Sharing Plan

EIN: 13-0904500
Form 5500, Item 27-d
Schedule of Reportable Transactions
For the Year Ended December 31, 1996                                                                                   Schedule IIb
-----------------------------------------------------------------------------------------------------------------------------------


                                                                      Current Value
                                                                     on Transaction       Net Gain
Party Involved        Description of Assets                            Date                Loss

Single Transaction
------------------
LaSalle National Trust Pooled Trust Fund                          $  1,110,822
LaSalle National Trust Rembrandt Treasury MMK                        4,303,853
LaSalle National Trust Rembrandt Treasury MMK                        1,079,258
LaSalle National Trust Rembrandt Treasury MMK                        2,947,059
LaSalle National Trust Rembrandt Treausry MMK                        1,157,736
LaSalle National Trust Fidelity Advisor Ser I                        4,520,484
LaSalle National Trust Fidelity Magellan Fund                        4,500,171              $(528,226)
LaSalle National Invesco INDL Income FD                              2,947,059
LaSalle National Trust Rembrandt Int'l Equity Fund                   1,246,460

Series Transactions
 in Same Security
-------------------

LaSalle National Trust AIM Equity FDS Inc.                        $  2,520,016
LaSalle National Trust AIM Equity FDS Inc.                           1,749,088              $ 122,287
LaSalle National Trust Fidelity Advisor Ser I                        5,276,620
LaSalle National Trust Fidelity Advisor Ser I                          591,876                 (8,616)
LaSalle National Trust Fidelity Magellan Fund                        1,544,583
LaSalle National Trust Fidelity Magellan Fund                        5,100,185               (562,878)
LaSalle National Trust Invesco INDL Income FD                        3,790,445
LaSalle National Trust Invesco INDL Income FD                          844,747                 26,811
LaSalle National Trust Rembrandt Int'l Equity Fund                   2,130,352
LaSalle National Trust Rembrandt Int'l Equity Fund                     711,014                 20,609
LaSalle National Trust Pooled Trust Fund                             3,227,704
LaSalle National Trust Pooled Trust Fund                               648,284
LaSalle National Trust Rembrandt Treasury MMK                        9,288,747
LaSalle National Trust Rembrandt Treasury MMK                        9,288,747

Seltel, Inc.
Profit Sharing Plan
Financial Statements and
Supplemental Schedules
December 31, 1996 and 1995
(Modified Cash Basis)

Seltel, Inc.
Profit Sharing Plan

Financial Statements and Supplemental Schedules
December 31, 1996 and 1995
(Modified Cash Basis)
Index
-------------------------------------------------------------------------------
                                                                          Page

Report of Independent Accountants                                          1-2

Statement of Net Assets Available for Benefits, with Fund Information
   December 31, 1996 and 1995 (Modified Cash Basis)                        3

Statement of Changes in Net Assets Available for Benefits, with
   Fund Information for the Year Ended December 31, 1996
   (Modified Cash Basis)                                                   4

Statement of Changes in Net Assets Available for Benefits, with
   Fund Information for the Year Ended December 31, 1995
   (Modified Cash Basis)                                                   5

Notes to Financial Statements                                              6-13

Supplemental Schedules

  I. Form 5500, Item 27a-Schedule of Assets held for
       Investment
Purposes as of December 31, 1996

 II. Form 5500, Item 27d-Schedule of Reportable

Transactions for the Year Ended December 31, 1996

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of the Independent Accountants

October 14, 1997

To the Participants and Administrator
of the Seltel, Inc. Profit Sharing Plan

We have audited the statement of net assets available for benefits, with fund information (modified cash basis) of the Seltel, Inc. Profit Sharing Plan (the
Plan) as of December 31, 1996 and the related statement of changes in net assets available for benefits, with fund information (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 and as permitted under the Department of Labor Rules and Regulations, the Plan prepares its financial statements on the basis of cash receipts and disbursements (modified cash basis) which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1996, and changes in net assets for the year then ended on the basis of accounting described in Note 2.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We were also engaged to audit the financial statements of the Seltel, Inc. Profit Sharing Plan as of December 31, 1995 and for the year then ended. As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, investment assets held by CIGNA Retirement and Investment Services, Inc., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's financial statements, except for comparing the information provided by the trustee, which is summarized in Note 5, with the related information included in the financial statements.

To the Participants and Administrator
of the Seltel, Inc. Profit Sharing Plan
October 14, 1997
Page 2


Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


Price Waterhouse LLP


Seltel, Inc.                                                                                                               3
Profit Sharing Plan

Statements of Net Assets Available for Benefits, with Fund Information
December 31, 1996 and 1995
(Modified Cash Basis)
----------------------------------------------------------------------------------------------------------------------------



                                                                                           December 31,
                                                                              1996                               1995
Assets

Investments:
    At fair value:
       Income Plus Fund                                                 $      3,151,978
       CIGNA Growth and Income Fund                                                    -                   $        643,248
       Fidelity Income and Growth                                                      -                            317,286
       Scudder Income                                                             49,637                                  -
       Warburg Pincus Balanced                                                    93,157                                  -
       Fidelity Growth Opportunities                                           1,092,386                            713,870
       Rembrandt Value Trust                                                   1,163,753                                  -
       American 20th Century Ultra                                               304,504                                  -
       S&P 500 Index                                                             204,161                                  -
       Rembrandt International Fund                                               87,957                                  -
       Federated Equity Income                                                   120,279                                  -
       Katz Stock Fund                                                            12,989                                  -
                                                                        ----------------                   ----------------

                                                                               6,280,801                          1,674,404

    At contract value:
       CIGNA Guaranteed Long-Term Account                                              -                          3,528,539
       CIGNA Guaranteed Short-Term Account                                             -                             98,819
                                                                        ----------------                   ----------------

                                                                                                                  3,627,358

    Loan receivables                                                             233,196                            283,843
                                                                        ----------------                   ----------------

     Total investments                                                         6,513,997                          5,585,605
                                                                        ----------------                   ----------------

Net assets available for benefits                                       $      6,513,997                   $      5,585,605
                                                                        ----------------                   ----------------
                                                                        ----------------                   ----------------



The accompanying notes are an integral part of these financial statements.




Seltel, Inc.                                                                                                                     4a
Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1996 (Modified Cash Basis)
-----------------------------------------------------------------------------------------------------------------------------------




                          Guaranteed                        CIGNA                         Guaranteed        Warburg
                          Long Term         Income        Growth &         Scudder        Short Term         Pincus
                           Account        Plus Fund      Income Fund     Income Fund        Account         Balanced
                                                                                                              Fund

Additions:

Investment Income:         $   98,645     $   81,361       $   4,160          $   821       $   2,623          $   457
  Interest

  Net appreciation                 --             --          44,713              489              --            4,111
  (depreciation) in fair
  value of investments

Loan principal repayments       7,962         21,143          10,970              659             367            1,245

Contributions:
  Employer's                  114,256         13,733              --            4,087              --           10,673
  Participants'               132,503         40,730          73,869           10,294          11,656           30,707
  Rollovers                       817            410           1,649              705              --              705
                          -----------     ----------      ----------       ----------      ----------        ---------

  Total additions             354,183        157,377         135,361           17,055          14,646           47,898
                           ----------      ---------       ---------        ---------        --------         --------

Deductions:
  Benefit and expenses:
  Benefits paid to
  participants              (349,097)       (21,465)        (77,742)             (15)         (3,805)            (200)
Loan distributions            (2,650)        (5,516)         (7,248)               --              --               --
Accumulated
  discrimation payments      (63,001)       (11,764)         (2,878)               --         (1,357)               --
                          -----------     ----------       ---------         --------       ---------          -------

Total deductions            (414,748)       (38,745)        (87,868)             (15)         (5,162)            (200)
                          -----------     ----------       ---------        ---------       ---------         --------

Interfund transfers         (220,451)      (321,702)          30,839           32,597        (13,409)           45,459
Transfer of assets        (3,246,523)      3,355,048       (721,580)               --        (94,894)               --
                          -----------      ---------       ---------         --------        --------         --------

Net increase/(decrease)   (3,528,539)      3,151,978       (643,248)           49,637        (98,819)           93,157
                          -----------      ---------       ---------         --------        --------           ------

Net asset available for
benefits
  Beginning of year         3,528,539               --       643,248               --          98,819               --
                            ---------     ------------    ----------        ---------      ----------       ----------

End of year              $                $ 3,151,978    $                 $   49,637     $                $    93,157
                          ============     ==========     ==========        =========      ==========       ==========



The accompanying notes are an integral part of these financial statements.


Seltel, Inc.                                                                                                                     4b
Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1996 (Modified Cash Basis)
-----------------------------------------------------------------------------------------------------------------------------------



                              Fidelity        Rembrandt        Fidelity        American-20th      S&P 500         Rembrandt
                               Growth        Value Trust       Income &          Century        Index Income     International
                            Opportunities       Fund          Growth Fund       ULTRA Fund          Fund            Fund
                                Fund

Additions:

Investment Income:             $   2,714         $   642           $   282        $   1,331        $   1,907         $   248
  Interest

  Net appreciation               186,708         165,487           (6,074)           12,773           14,296           2,976
  (depreciation) in fair
  value of investments

Loan principal repayments          4,645             760             1,593            1,510            3,100             599

Contributions:
  Employer's                      31,248          13,268                --           44,939           26,444          11,584
  Participants'                  194,893          36,347            44,126          130,307           73,259          33,999
  Rollovers                        9,953              --                62            8,840            5,018           2,387
                              ----------      ----------          --------       ----------       ----------       ---------

  Total additions                430,161         216,504            39,989          199,700          124,024          51,793
                               ---------        --------           -------        ---------        ---------        --------

Deductions:
  Benefit and expenses:
  Benefits paid to
  participants                 (182,291)        (12,811)          (68,289)             (30)            (150)            (94)
Loan distributions               (8,347)         (4,100)           (2,972)            (584)            (393)              --
Accumulated
  discrimation payments          (8,926)        (15,794)           (4,277)               --          (1,228)              --
                              ----------       ---------         ---------          -------        ---------         -------

Total deductions               (199,564)        (32,705)          (75,538)            (614)          (1,771)            (94)
                              ----------       ---------         ---------         --------        ---------        --------

Interfund transfers              157,110        (23,515)             6,245          105,418           81,908          36,258
Transfer of assets               (9,191)       1,003,469         (287,982)               --               --              --
                                 -------       ---------         ---------         --------         --------        --------

Net increase/(decrease)          378,516       1,163,753         (317,286)          304,504          204,161          87,957
                                 -------       ---------         ---------          -------          -------          ------

Net asset available for
benefits
  Beginning of year              713,870              --           317,286               --               --              --
                              ----------       ---------        ----------        ---------        ---------       ---------

End of year                  $ 1,092,386      $1,163,753       $        --       $  304,504       $  204,161      $   87,957
                              ==========       =========        ==========        =========        =========       =========



The accompanying notes are an integral part of these financial statements.

Seltel, Inc.                                                                                                                     4c
Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1996 (Modified Cash Basis)
-----------------------------------------------------------------------------------------------------------------------------------


                            Equity
                            Income       Katz Stock       Loan
                             Fund          Fund        Receivables      Totals


Additions:

Investment Income:         $   1,340                                  $   196,531
  Interest

  Net appreciation             7,413       $   410                        433,302
  (depreciation) in fair
  value of investments

Loan principal repayments      1,292            --       $(55,845)             --

Contributions:
  Employer's                   8,270         2,236              --        280,738
  Participants'               22,151         6,295              --        841,136
  Rollovers                      841            --              --         31,387
                           ---------      --------       ---------    -----------

  Total additions             41,307         8,941        (55,845)      1,783,094
                            --------       -------       ---------     ----------

Deductions:
  Benefit and expenses:
  Benefits paid to
  participants                  (16)          (17)        (29,455)      (745,477)
Loan distributions             (190)            --          32,000             --
Accumulated
  discrimation payments           --            --              --      (109,225)
                             -------       -------        --------      ---------

Total deductions               (206)          (17)           2,545      (854,702)
                            --------      --------        --------      ---------

Interfund transfers           79,178         4,065              --             --
Transfer of assets                --            --           2,653             --
                            --------      --------           -----       --------

Net increase/(decrease)      120,279        12,989        (50,647)        928,392
                             -------        ------        --------        -------

Net asset available for
benefits
  Beginning of year               --            --         283,843      5,585,605
                            --------      --------        --------      ---------

End of year               $  120,279     $   12,989      $ 233,196    $ 6,513,997
                           =========      =========       ========     ==========



The accompanying notes are an integral part of these financial statements.


Seltel, Inc                                                                                                                      5a
Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1995
(Modified Cash Basis)
-----------------------------------------------------------------------------------------------------------------------------------

                                                   Guaranteed          CIGNA        Guaranteed       Fidelity         Fidelity
                                                    Long Term        Growth &       Short Term        Growth          Income &
                                                     Account          Income          Account      Opportunities       Growth

Additions to Net Assets attributed to:
Investment income:
     Interest                                      $    202,190      $     4,534    $      6,591   $       1,189      $      341
     Net appreciation
     in fair value of investments                             -          134,885               -         137,547          39,713
Loan principal repayment                                 17,346            4,217           2,114           1,811           1,363

Contributions:
Employer's                                              253,631                -               -               -               -
     Participants'                                      336,028          100,244          26,512         167,525          79,960
    Rollover                                              7,299              103               -           2,502           2,502
                                                   ------------      -----------    ------------   -------------     -----------
     Total additions                                    816,494          243,983          35,217         310,574         123,879
                                                   ------------      -----------    ------------   -------------     -----------
Deduction from Net Assets attributed to:
 Benefits and expenses:
       Benefits paid to participants                   (164,430)        (31,752)        (10,179)        (56,169)         (51,902)
       Loan distributions                              (100,599)           (595)           (299)         (8,135)               -
       Accumulated discrimination payments              (78,235)         (2,609)         (1,326)        (10,546)          (8,070)
       Administrative expenses                          (16,738)               -               -               -               -
                                                   ------------      -----------    ------------   -------------     -----------
    Total deductions                                   (360,002)        (34,956)        (11,804)        (74,850)         (59,972)
                                                   ------------      -----------    ------------   -------------     -----------
Interfund transfers                                    (250,249)          91,160          (4,893)        147,452          16,530
                                                   ------------      -----------    ------------   -------------     -----------
     Net increase in assets available
    for Plan Benefits                                   206,243          300,187          18,520         383,176          80,437

 Net asset available for Plan benefits
    Beginning of year                                 3,322,296          343,061          80,299         330,694         236,849
                                                   ------------      -----------    ------------   -------------     -----------

    End of year                                    $  3,528,539      $   643,248    $     98,819   $     713,870     $   317,286
                                                   ------------      -----------    ------------   -------------     -----------
                                                   ------------      -----------    ------------   -------------     -----------


Seltel, Inc                                                                  5b
Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Year Ended December 31, 1995
(Modified Cash Basis)
-------------------------------------------------------------------------------


                                                     Loan
                                                   Receivables         Total


Additions to Net Assets attributed to:
Investment income:
     Interest                                                        $214,845
     Net appreciation
     in fair value of investments                                     312,145
Loan principal repayment                              $(26,851)             -

Contributions:
Employer's                                                   -        253,631
     Participants'                                           -        710,269
    Rollover                                                 -         12,406
                                                     ---------       --------
     Total additions                                   (26,851)     1,503,296
                                                     ---------       --------
Deduction from Net Assets attributed to:
 Benefits and expenses:
       Benefits paid to participants                    (4,867)      (319,299)
       Loan distributions                              109,628              -
       Accumulated discrimination payments                   -       (100,786)
       Administrative expenses                               -        (16,738)
                                                     ---------       --------
    Total deductions                                   104,761       (436,823)
                                                     ---------       --------
Interfund transfers                                          -              -
                                                     ---------       --------
     Net increase in assets available
    for Plan Benefits                                   77,910      1,066,473

 Net asset available for Plan benefits
    Beginning of year                                  205,933      4,519,132
                                                     ---------       --------

    End of year                                      $ 283,843     $5,585,605
                                                     ---------       --------
                                                     ---------       --------

Seltel, Inc.                                                                  6
Profit Sharing Plan

Notes to the Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
--------------------------------------------------------------------------------


1.   Description of the Plan

     The following description of the Seltel, Inc, Profit Sharing Plan (the "Plan") provides general information about the Plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering eligible employees of Seltel, Inc. (the "Company"). All employees who were employed by the Company on July 1, 1986, the commencement date of the Plan, are eligible to participate in the Plan. All other employees are eligible to participate in the Plan as of January 1 or July 1 of any given year after they have completed six months of continuous service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Administration
     The Plan is administered by the Company, which has the authority to control and manage the operations and administration of the Plan. All administrative expenses, with the exception of loan processing fees, are either borne by the Company or paid out of forfeitures. Effective July 1, 1996, LaSalle National Bank N.A. ("LaSalle") was appointed trustee of the Plan replacing CIGNA Retirement and Investment Services, Inc. Investment decisions are made by the Plan's investment managers, Fidelity Institutional Retirement Services Company, Warburg Pincus, Scudder Investment Services, American Century Funds, Rembrandt Funds and LaSalle.

     Contributions
     Participants in the Plan are eligible to make pretax contributions of their annual salary, ranging from a minimum of one percent (1%) up to a maximum of twenty percent (20%) of their total compensation for each year of participation. Highly compensated employees as defined under ERISA are limited to annual pretax contributions up to a maximum of five percent (5%). Investment of all participant contributions are participant directed. The maximum annual 401(k) deferred salary contribution for participants in 1996 and 1995 was $9,500 and $9,240 respectively. Employer matching contributions are made at the discretion of the Company's Board of Directors (the "Board"). For 1996 and 1995, the Company contributed 50 percent of the first 5 percent of compensation that a participant contributes to the Plan. Through July 1, 1996, all employer contributions were allocated to the participant's account and invested in the Guaranteed Long-Term Account. Subsequently, employer contributions are allocated to the same investment options as participant contributions. The Company may make additional contributions out of net profits of the Company to the Plan. Any additional contributions made by the Company will be determined each year by the Company's Board. No additional contributions were made to the Plan for 1996 and 1995. All contributions are subject to certain limitations.

Seltel, Inc.                                                                  7
Profit Sharing Plan

Notes to the Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
--------------------------------------------------------------------------------


     Participant's Accounts
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are 100% vested in their salary deferral contributions, plus actual earnings thereon, at all times. All Company contributions, plus actual earnings thereon, become vested based upon the following schedule:


                                             Company Contribution
           Years of Service                  Vesting Schedule
               Less than 2                        0%
                    2                             10%
                    3                             20%
                    4                             40%
                    5                             60%
                    6                             80%
                    7 or more                     100%


     Investment options
     Effective July 1, 1996 the Company added nine additional investment options and discontinued four others. At December 31, 1996, a participant may direct contributions in any of ten investment options.

     o LaSalle Income Plus Fund - The funds are invested in shares of the bank's commingled funds which invests in commercial paper and U.S. Treasury Bills.

     o Scudder Income Fund - The funds are invested in shares of a registered investment company which invests in equities with above-average dividend yield.

     o Warbug Pincus Balanced Fund - The funds are invested in shares of a registered investment company which invests in securities consistent with preservation of capital.

     o Federated Equity Income Fund - The funds are invested in shares of a registered investment company which invests at least 65% of its assets in income producing securities.

     o LaSalle S & P 500 Fund - The funds are invested in the shares of a registered investment company which replicates the S & P 500 Index.

Seltel, Inc.                                                                  8
Profit Sharing Plan

Notes to the Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
-------------------------------------------------------------------------------

     o Rembrandt Value Fund - The funds are invested in the shares of a registered investment company which invests in the common stock of undervalued large capital companies.

     o Fidelity Advisors Growth Opportunity Fund - The funds are invested in the shares of a registered investment company whose funds are at least 65% invested in companies with long-term growth potential.

     o American 20th Century Ultra Fund - The funds are invested in the shares of a registered investment company which invests in small to medium size companies.

     o Rembrandt International Equity Fund - The funds are invested in the shares of a registered company which invests in equities outside the U.S.

     o Katz Media Stock - The funds are invested in the Katz Media Group Common Stock.

     Plan Termination
     The Company reserves the right to amend or terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. If the Plan is terminated or if the Company discontinues contributions under the Plan, those participants who are employees at the effective date of the Plan's termination will become fully vested in their accounts.

     Participant Loans
     Pursuant to the Plan, participants may borrow from their fund accounts up to a maximum equal to the lesser of 50% of the participant's total vested interest in the Plan, or $50,000 reduced by the excess of (i) the participant's highest outstanding loan balance from all plans during the one-year period ending on the day before the date the loan is made, over
     (ii) the participant's outstanding loan balance on the date the loan is made. Disbursements to participants for loans are treated as a loan distribution from the investment fund to the Loan Receivables fund. Payments of principal from participants are treated as repayments from the Loan Receivables fund to the investment fund. Loan terms are up to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants account. The rate of interest charged to the participant is determined by the Company at the time the loan is made. For 1996 and 1995, the loan interest rate was applied at the Chase Manhattan Bank secured personal loan rate. Interest rates on loans outstanding range from 10.0 % and 10.9% for 1996 and 1995. Principal and interest is paid through periodic payroll deductions.

Seltel, Inc.                                                                  9
Profit Sharing Plan

Notes to the Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
-------------------------------------------------------------------------------

     Payment of benefits
     Upon termination of service, participants may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or have this value transferred into a tax qualified plan that provides for payments in the form of a life annuity.


2.   Significant Accounting Policies

     Basis of Accounting
     The financial statements and supplemental schedules are presented on the cash basis of accounting modified for the presentation of investments at fair value. The modified cash basis of accounting is a comprehensive basis of accounting other than generally accepted accounting principles and is permitted by the Department of Labor.

     Contributions owed to the Plan and payments due to participants at December 31, 1996 and 1995 were as follows:

                                                             December 31,
                                                        1996             1995
Contributions receivable:
          Employer                                   $  24,489         $ 20,338
          Participants                               $  66,964         $ 47,854

     Accounts Payable:
          Accumulated discrimination payments        $       -         $ 86,103

     Accumulated discrimination payments represent amounts refunded to highly compensated employees in order for the Plan to be in compliance with ERISA guidelines.

     Investments
     Plan investments, except for the CIGNA Guaranteed Long-Term Account (the "Long-Term Account") and CIGNA Guaranteed Short-Term Account (the "Short-Term Account"), are stated at fair value. Mutual fund investments are valued at the value by which shares of the fund may be purchased or redeemed. The guaranteed investment contracts comprising the Long-Term Account and the Short-Term Account are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate. Participant notes receivable are valued at cost which approximates fair value.

Seltel, Inc.                                                                 10
Profit Sharing Plan

Notes to the Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
--------------------------------------------------------------------------------

     Net appreciation (depreciation) in fair value of investments
     Net appreciation (depreciation) in fair value of investments includes both realized and unrealized gains and losses. Realized and unrealized gains and losses on Plan assets are based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. The unrealized appreciation (depreciation) in the fair value of investments of the respective fund balances at December 31, 1996 and 1995 is as follows:

                                                          December 31,
                                                    1996               1995

      Income Plus Fund*                          $  44,713
      CIGNA Growth and Income Fund*                      -          $ 134,885
      Fidelity Income and Growth*                   (6,074)            39,713
      Scudder Income*                                  489                  -
      Warburg Pincus Balanced*                       4,111                  -
      Fidelity Growth Opportunities*               186,708            137,547
      Rembrandt Value Trust*                       165,487                  -
      American 20th Century Ultra*                  12,773                  -
      S & P 500 Index                               14,296                  -
      Rembandt International Fund*                   2,976                  -
      Federated Equity Income*                       7,413                  -
      Katz Stock Fund*                                 410                  -
                                                 ---------          ---------
           Total                                 $ 433,302          $ 312,145
                                                 ---------          ---------
                                                 ---------          ---------

     *Party-in-interest


     Forfeitures of Company contribution
     The Plan had forfeited nonvested accounts in the amount of $48,219 and $14,068 for 1996 and 1995, respectively, which were used to either reduce the Company's cash contribution or to pay certain Plan administrative expenses.

     Benefit obligations
     Benefits are recorded when paid. There are no amounts allocated to participants who withdrew from the Plan prior to December 31, 1996 and 1995, respectively.

Seltel, Inc.                                                                 11
Profit Sharing Plan

Notes to the Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
-------------------------------------------------------------------------------

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of total additions and deductions in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

3.   Tax Status of Plan

     The Internal Revenue Service determined and informed the Company by a letter dated November 13, 1995, that the Plan, as amended, is tax qualified in accordance with applicable sections of the Internal Revenue Code.

4.   Additional Information

     Based on information provided and certified by the Trustee, the Plan had no lease commitments, leases in default, loans or fixed income obligations in default or deemed uncollectible, or other party-in-interest transactions, not already disclosed, during the years ended December 31, 1996 and 1995.

5.   Information Certified by the Trustee of the Plan

     As permitted by Section 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, certain information prepared and certified by a bank which is regulated, supervised and subject to periodic examination by a state or federal agency need not be audited. For the year ended December 31, 1995, the Plan administrator received such certification as to the cost and the market value of the Plan's portfolio, interest income, dividend income and the cost and market value of all Plan transactions. Similar certification was received for the Plan year ended December 31, 1996. However, the inclusion of the Katz Stock Fund as an investment option for 1996 subjects the Plan to Securities and Exchange Commission reporting requirements which preclude the limited scope audit exemption for 1996.

Seltel, Inc.                                                                 12
Profit Sharing Plan

Notes to the Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
-------------------------------------------------------------------------------

6.   Investments

     The fair market value of investments that represent 5% or more of the Plan's net assets at the end of each respective plan year is as follows:

                                                            December  31,
                                                      1996                1995

      Investments at Fair Value as
         determined by Quoted Market Price:

      CIGNA Growth & Income Fund
         - shares and 44,917 shares in 1996
         and 1995, respectively                                       $ 643,248
      Fidelity Growth Opportunities
         30,946 shares and 17,383 shares in 1996
         and 1995, respectively                     $1,092,386          713,870
      Fidelity Income & Growth
         - shares and 15,256 shares in 1996
         and 1995, respectively                              -          317,286
      LaSalle Income Plus Fund                       3,151,978                -
         3,151,979 shares and - shares in
         in 1996 and 1995, respectively
      Rembrandt Value Trust                          1,163,753                -
         87,897 shares and - shares in
         1996 and 1995, respectively

      Investments at Contract Value:

        CIGNA Guaranteed Long-Term Account                   -        3,528,539



     Reference is made to the attached Schedule of Assets Held for Investment Purposes for further information on investments.

Seltel, Inc.                                                                 13
Profit Sharing Plan

Notes to Financial Statements
December 31, 1996 and 1995
(Modified Cash Basis)
-------------------------------------------------------------------------------


7.   Guaranteed Investment Contracts

     Contributions allocated to the Long-Term Account and the Short-Term Account were maintained at contract value and were credited with interest at rates which were declared by CIGNA. Interest rates for both the Long-Term and Short-Term Accounts were based on the expected future investment performance of the underlying assets in the portfolios, earnings from anticipated contributions during the year and actual investment experience from the prior year. The principal and net credited interest of both accounts were fully guaranteed by Connecticut General Life Insurance Company.

     Interest rates for the Long-Term Account were set every six months. The underlying assets of this investment were primarily commercial mortgages and privately placed and publically traded debt securities, with the remaining portion in short term money market instruments. The average yield through June 1996 and the full year 1995 was 5.65% and 6.0%, respectively.

     Interest rates for the Short-Term Account were set every month. The underlying assets of this investment are primarily government securities, certificates of deposit, repurchase agreements and commercial paper. The average yield through June 1996 and the full year 1995 was 4.6% and 5.4%, respectively.

     These funds were transferred to different investment options at the direction of participants in connection with the change in Trustees on July 1, 1996.

8.   Subsequent Event

     Effective August 1, 1997 the Seltel Profit Sharing Plan merged with and into the Katz Media Group Savings and Profit Sharing Plan. The Board elected to increase the Company match to 50% of the employee's contribution up to 5% of total compensation. The Plan also changed the vesting of the company contribution. Seltel employees will vest in the Company match based on a five year vesting schedule. The Plan also made changes to the investment options which took place concurrently with the merger of the Plans.


Seltel, Inc.
Profit Sharing Plan

EIN: 06-0963166
Form 5500, Item 27a-Schedule of Assets Held for
Investment Purposes as of December 31, 1996                                                                  Schedule I
-----------------------------------------------------------------------------------------------------------------------



            Identity of Party               Description                                                    Current
                Involved                      of Asset                                  Cost                 Value



         LaSalle National        Income Plus Fund*                                 $   3,151,978          $  3,151,978

         LaSalle National        Fidelity Growth Opportunities*                        1,004,768             1,092,386

         LaSalle National        Scudder Income*                                          50,428                49,637

         LaSalle National        Warburg Pincus Balanced*                                 89,916                93,157

         LaSalle National        Rembrandt Value Trust*                                1,116,811             1,163,753

         LaSalle National        American 20th Century Ultra*                            309,531               304,504

         LaSalle National        S & P 500 Index                                         190,257               204,161

         LaSalle National        Rembrandt International Fund*                            85,814                87,957

         LaSalle National        Federated Equity Income*                                115,830               120,279

         LaSalle National        Katz Stock Fund*                                         12,572                12,989
                                                                                    ------------           -----------

                                                                                    $  6,127,905           $ 6,280,801
                                                                                    ------------           -----------
                                                                                    ------------           -----------
         *Party-in-interest

Seltel, Inc.
Profit Sharing Plan

EIN: 06-0963166
Form 5500, Item 27d-Schedule of Reportable Transactions
for the Year Ended December 31, 1996                                                                                  Schedule IIa
-----------------------------------------------------------------------------------------------------------------------------------



                                                             Number of         Purchase           Selling     Cost of
Party Involved        Description of Assets                 Transactions         Price             Price       Assets

Single Transaction
------------------
LaSalle National Trust Pooled Trust Fund                          1            $  3,326,538                   $  3,326,538
LaSalle National Trust Rembrandt Treasury MMKT                    1               5,211,132                      5,211,132
LaSalle National Trust Rembrandt Treasury MMKT                    1                               3,426,200      3,426,200
LaSalle National Trust Rembrandt Treasury MMKT                    1                               1,897,797      1,897,797
LaSalle National Trust Fidelity Advisor Ser I                     1                889,962                         889,962
LaSalle National Trust Rembrandt Value Fund                       1              1,007,836                       1,007,836

Series Transastions
  in Same Security
-------------------

LaSalle National Trust Fidelity Advisor Ser II                   39              1,143,682                    $  1,143,682
LaSalle National Trust Fidelity Advisor Ser II                   32                                  217,925       196,255
LaSalle National Trust Rembrandt Value Fund                      47              1,249,609                       1,249,609
LaSalle National Trust Fidelity Advisor Ser I                    31                                  144,902       134,408
LaSalle National Trust Twentieth Century Investors               39                329,977                         329,977
LaSalle National Trust Twentieth Century Investors               22                                   38,248        36,252
LaSalle National Trust Pooled Trust Fund                         37              3,674,415                       3,674,415
LaSalle National Trust Pooled Trust Fund                         46                                  537,768       537,768
LaSalle National Trust Rembrandt Treasury MMK                    27              6,096,896                       6,096,896
LaSalle National Trust Rembrandt Treasury MMK                    23                                6,084,473     6,084,473


Seltel, Inc.
Profit Sharing Plan

EIN: 06-0963166
Form 5500, Item 27d-Schedule of Reportable Transactions
for the Year Ended December 31, 1996                                                                                   Schedule IIb
-----------------------------------------------------------------------------------------------------------------------------------



                                                             Number of         on Transaction       Net Gain
Party Involved        Description of Assets                 Transactions            Date            (Loss)

Single Transaction
------------------
LaSalle National Trust Pooled Trust Fund                          1            $  3,326,538
LaSalle National Trust Rembrandt Treasury MMKT                    1               5,211,132
LaSalle National Trust Rembrandt Treasury MMKT                    1               3,426,200
LaSalle National Trust Rembrandt Treasury MMKT                    1               1,897,797
LaSalle National Trust Fidelity Advisor Ser I                     1                 889,962
LaSalle National Trust Rembrandt Value Fund                       1               1,007,836

Series Transastions
  in Same Security
-------------------

LaSalle National Trust Fidelity Advisor Ser II                   39            $  1,143,682
LaSalle National Trust Fidelity Advisor Ser II                   32                 217,925         $   21,670
LaSalle National Trust Rembrandt Value Fund                      47               1,249,609
LaSalle National Trust Fidelity Advisor Ser I                    31                 144,902             10,494
LaSalle National Trust Twentieth Century Investors               39                 329,977
LaSalle National Trust Twentieth Century Investors               22                  38,248              1,996
LaSalle National Trust Pooled Trust Fund                         37               3,674,415
LaSalle National Trust Pooled Trust Fund                         46                 537,768
LaSalle National Trust Rembrandt Treasury MMK                    27               6,096,896
LaSalle National Trust Rembrandt Treasury MMK                    23               6,084,473